82-33361

Pernod Ricard

04036943

RECEIVED
2004 SEP 20 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 7, 2004

AP/CE/N°303.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

Antoine PERNOD

dlw 9/20

Encl. : 1 page

Pernod Ricard

PRESS RELEASE

Paris, France **6 September 2004**

Share buy back

In accordance with the authorisation given at the Shareholders' meeting of 17 May 2004, Pernod Ricard states that the share buy back process has started.

As per September 2004, 1,569,293 shares have been bought back at an average price of €101.54. Among them, 569,293 are intended for a future stock option plan.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com